Exhibit (h)(3)

AMENDMENT

To Transfer Agency and Service Agreement

between

Homestead Funds

and

Boston Financial Data Services, Inc.

This Amendment is made as of this 22nd day of April, 2013, between Boston Financial Data Services, Inc. (the “Transfer Agent”) and Each of the Entities, Individually and not Jointly as listed on Schedule A to the Transfer Agency and Service Agreement dated September 18, 2008 (the “Agreement”). In accordance with Section 3.1 (Fees Schedule), and Section 16.1 the parties desire to amend the Agreement as set forth herein.

NOW THEREFORE, the parties agree as follows:

1.

The Fund requests that the Transfer Agent perform the services in accordance with Section 1.2(h) Short Term Trader of the Agreement from the date of this amendment until April 30, 2013. The parameters set by the Fund include a purchase followed by a redemption within 30 days and a zero dollar threshold transaction amount.

2.	Section 1.2(i). To amend the first sentence of Section 1.2(i) to read as follows:

“In support of the Fund’s obligations under Rule 22c-2(a)(2), (3), the Transfer Agent shall allow access to DST Systems, Inc.’s omnibus transparency system; such services and terms are detailed in the attached schedule (“Schedule 1.2(i)” entitled “Omnibus Transparency Services”) that may be changed from time to time subject to mutual written agreement between the parties.”;

3.	Schedule 1.2(i). Schedule 1.2(i) attached is to is made a part of the Agreement.

4.

Section 1.2(k). The Fund requests that the Transfer Agent perform market timing review for fully disclosed accounts. Therefore the following Section 1.2(k) is added to the Agreement and will become effective on May 1, 2013:

“Section 1.2(k). Excessive Trader. The Transfer Agent will monitor the Fund’s fully disclosed accounts using the Excessive Trader application. The Transfer Agent shall notify the Fund when an account has reached three (3) changes in direction within a thirty (30) day trading window at dollar thresholds greater than or equal to ten thousand dollars ($10,000.00), provide an Excessive Trader Exception Report and the trading history of the potential offending account, and send correspondence to Shareholders or broker-dealers. Upon the Fund’s request, the Transfer Agent shall place purchase restrictions on accounts, provide a monthly summary of all actively restricted accounts, and remove purchase restrictions when the time limits expire. In consideration of the performance of the duties by the Transfer Agent pursuant to this Section, the Fund agrees to pay the Transfer Agent the fee set forth on Schedule 3.1 attached hereto and the reasonable reimbursable expenses that may be associated with these additional duties.”

5.	Fee Schedule. The section entitled Omnibus Transparency Fees is removed and replaced as follows:

“Monitoring Fees

Monthly Administrative Fee	$3,000 per month *
Data Storage Fee	$0.0375 per accountlet per month

*Includes fees for Omnibus Transparency, Short-Term Trader and Excessive Trader. Fee will remain at $3,000 per month after April 30, 2013.”

6.	All defined terms and definitions in the Agreement shall be the same in this amendment (the “April 22, 2013 Amendment”) except as specifically revised by this amendment.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed in their names and on their behalf by and through their duly authorized officers, as of the day and year first above written.

EACH OF THE ENTITIES, INDIVIDUALLY AND NOT JOINTLY, AS LISTED ON SCHEDULE A. (HOMESTEAD FUNDS)	BOSTON FINANCIAL DATA SERVICES, INC.

By: /s/ Cynthia Dove	By: /s/ Tracy W. Shelby

Name: Cynthia Dove	Name: Tracy W. Shelby

Title: Vice President and Chief Operations Officer	Title: Managing Director
As an Authorized Officer on behalf of each of the Funds indicated on Schedule A

SCHEDULE 1.2(i)

OMNIBUS TRANSPARENCY SERVICES

Dated: April 22, 2013

A.	The Funds shall provide the following information to the Transfer Agent:

1.

The name and contact information for the Financial Intermediary, with which the Funds have a “shareholder information agreement” (under which the Financial Intermediary agrees to provide, at the Fund’s request, identity and transaction information about shareholders who hold their shares through an account with the Financial Intermediary (an “accountlet”)), that is to receive an information request;

2.	The Funds to be included, along with each Fund’s frequency trading policy, under surveillance for the Financial Intermediary;

3.	The frequency of supplemental data requests from the Transfer Agent;

4.	The duration of supplemental data requests (e.g. 60 days, 90 days); and

5.	The expected turnaround time for a response from the Financial Intermediary to an information request (including requests for supplemental data)

B.	Upon receipt of the foregoing information, the Funds hereby authorize and instruct the Transfer Agent to perform the following Services:

1.	Financial Intermediary Surveillance Schedules.

(a)         Create a system profile and infrastructure based upon parameters set by the Fund to establish and maintain Financial Intermediary surveillance schedules and communication protocol/links.

(b)         Initiate information requests to the Financial Intermediaries.

2.	Data Management Monitoring

(a)         Monitor status of information requests until all supplemental data is received.

(b)         If a Financial Intermediary does not respond to a second request from the Transfer Agent, the Transfer Agent shall notify the Fund for the Fund to follow-up with the Financial Intermediary.

3.	Customized Reporting for Market Timing Analysis

(a)         Run information received from the Financial Intermediaries through TA2000 System functionalities.

4.	Daily Exception Analysis of Market Timing Policies for Supplemental Data Provided

(a)         Review daily excessive trader exceptions, and daily supplemental data reconciliation exceptions.

(b)         Analyze Financial Intermediary supplemental data (items), which are identified as “Potential Violations” based on parameters established by the Funds.

(c)         Confirm exception trades and if necessary, request additional information regarding Potential Violations.

5.	Communication and Resolution of Market Timing Exceptions

(a)         Communicate results of analysis to the Funds or upon request of the Funds directly to the Financial Intermediary.

(b)         Unless otherwise requested by the Funds and as applicable, instruct the Financial Intermediary to (i) restrict trading on the accountlet, (ii) cancel a trade, or (iii) prohibit future purchases or exchanges.

(c)         Update AWD Work Object with comments detailing resolution.

(d)         Keep a detailed record of all data exceptions and inquires with regards to potential violations.

6.	Management Reporting

(a)         Provide periodic reports, in accordance with agreed upon frequency and content parameters, to the Funds. As reasonably requested by the Funds, the Transfer Agent shall furnish ad hoc reports to the Funds.

7.	Support Due Diligence Programs

(a)         Update system watch list with pertinent information on trade violators.

(b)         Maintain a detailed audit trail of all accounts that are blocked and reason for doing so.

Note:	The Transfer Agent may purge aged accountlets/inactive data once every 12 calendar months.